ALTAI RESOURCES INC. NEWS RELEASE

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

Date: September 14, 2010

ALTAI ANNOUNCES THE CLOSE OF THE SALE OF THE SIBUYAN NICKEL-COBALT PROPERTY, PHILIPPINES

Altai Resources Inc. (ATI, TSX VENTURE; US SEC Rule 12g3-2(b) File # 82-2950) ("Altai") announces that Altai Philippines Mining Corporation ("Altai Philippines"), its Philippine affiliate, has now closed the sale of its Sibuyan Island lateritic nickel-cobalt property, Phillippines, to a subsidiary of Pelican Resources Ltd. ("Pelican"), an Australian company. Altai Resources Inc. and Altai Philippines had granted an option to the buyer in 2004 to buy the asset subject to the Philippine Government granting the Mineral Profit Sharing Agreement (MPSA) on this property. The MPSA was granted at the end of 2009 and the optionee bought the asset for a net C$1.215 million. Pelican had paid most of the expenses related to the pursuance of MPSA permit. In this transaction C$735,000 was remitted to Altai and C$480,000 to Altai Philippines. The debt of the latter to Altai has decreased accordingly. In accordance with the original sale option agreement signed in 2004 Altai Resources Inc. has cancelled its Net Smelter Return royalty interest in this property.

With completion of this transaction, Altai's working capital position has increased to about six million Canadian dollars.

Altai wishes the new owner of the Sibuyan property success with the project both for their own benefit and those of the people of Sibuyan and the Philippines.

ALTAI RESOURCES INC. IS A RESOURCE COMPANY WITH A PORTFOLIO OF OIL AND GAS (IN THE ST. LAWRENCE LOWLANDS, QUEBEC), GOLD AND SULPHUR PROPERTIES IN CANADA AND THE PHILIPPINES.

We Seek Safe Harbour.

SUPPL

For further information, please contact
Niyazi Kacira, President and **Maria Au, Secretary-Treasurer**
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: info@altairesources.com Internet: http://www.altairesources.com


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